UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-14

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Mike de Leeuw, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, L.P., General Partner of Sentient Global Resources Fund IV, L.P.,

Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue

P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Clifford L. Neuman, Esq.

Clifford L. Neuman, PC

6800 N. 79th Street, Suite 200

Niwot, CO. 80503

(303) 449-2100

September 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 3 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,212,294
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,212,294
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,294
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.06%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106	Page 4 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 5 of 9

Item 1.	Security and Issuer

This filing relates to the Common Stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.	Identity and Background is amended to read as follows:

(a) – (c) This Schedule was initially filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”), (ii) SGRF III Parallel I, L.P. (“Parallel I”), (iii) Sentient Executive GP III, Limited (“Sentient Executive III”), (iv) Sentient GP III, L.P. (“GP III); (v) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, L.P. (“GP IV”); and (vii) Sentient Executive GP IV, Limited (“Sentient Executive IV”). In 2021, Sentient Global Resources Fund III, L.P. and its affiliated entities disposed of all their interests in Golden Minerals. As a result, this Amended Report is being filed by Fund IV and its affiliated entities (collectively referred to herein as the “Reporting Persons” or “Sentient”). Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, L.P. which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund IV is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue, PO Box 32315, Grand Cayman KY1-1209, Cayman Islands.

(d) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by Fund IV to make the investments in Golden Minerals described below are funds held by it for investment.

CUSIP No. 381119106	Page 6 of 9

Item 4.	Purpose of Transaction is amended to read as follows:

(a) The disposition of securities of the Issuer.

On September 5, 2024 Fund IV sold an aggregate of 68,564 shares of common stock at a price of $0.298 per share and on September 6, 2024, Fund IV sold an aggregate of 225,170 shares of common stock at a price of $0.275 per share. The shares were sold in market transactions.

As a result of the transactions described above, Fund IV owns an aggregate of 1,212,294 shares of common stock of the Issuer.

Summary of Ownership

The following table shows the number of shares of the Issuer’s Common Stock after giving effect to the transactions described in this Schedule 13D/A-14 and the percentage ownership of Fund IV.

	Number of Shares owned as of September 9, 2024	Total ownership as a % of fully diluted shares as of September 9, 2024
Fund IV	1,212,294	8.06%

The percentage of outstanding shares is based upon the Issuer having a total of 15,035,048 shares of Common Stock issued and outstanding as of August 12, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None. The Reporting Persons reserve the right to explore future opportunities.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

CUSIP No. 381119106	Page 7 of 9

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.	Interest in Securities of the Issuer is amended to read as follows:

Giving effect to the transactions covered by this Report, Fund IV sold 293,734 shares of the Issuer’s Common Stock and has remaining an aggregate of 1,212,294 shares .

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None

CUSIP No. 381119106	Page 8 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient GP IV, L.P.

By:	/s/ Mike de Leeuw
Mike de Leeuw, Director
Date:	September 9, 2024

Sentient Executive GP IV, Limited

By	/s/ Mike de Leeuw
Mike de Leeuw, Director
Date:	September 9, 2024

Sentient Global Resources Fund IV, L.P.
By: Sentient GP IV, L.P., General Partner
By: Sentient Executive GP IV, Limited,
General Partner

By:	/s/ Mike de Leeuw
Mike de Leeuw, Director
Date:	September 9, 2024

CUSIP No. 381119106	Page 9 of 9

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP IV, Limited are as follows. Sentient Executive GP IV, Limited does not have any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Mike de Leeuw	Director	Cayman Islands Australian	Investment Manager	Governors Square Building 4, 2nd Floor 23 Lime Tree Bay Avenue P.O. Box 32315 Grand Cayman KY1-1209 Cayman Islands

Greg Link	Director	Cayman Islands New Zealand	Director	Governors Square Building 4, 2nd Floor 23 Lime Tree Bay Avenue P.O. Box 32315 Grand Cayman KY1-1209 Cayman Islands
Pieter Britz	Director	Australian	Director	1 Harstaf Close Belrose, NSW 2085 Australia
Peter Weidmann	Director	Germany	Investor Relations Manager	Zentnerstrasse 42 80796 Munich Germany
Andrew Pullar	Director	Australian United Kingdom	Director	81 Douglas Street St Ives, NSW 2075 Australia